Pricing Supplement No. 22 dated December 17, 1998              Rule 424(b)(3)
     (To Prospectus dated April 1, 1996                        File No. 33-58887
and Prospectus Supplement dated April 1, 1996)

                            COLGATE-PALMOLIVE COMPANY

                      Medium-Term Notes - Fixed Rate Notes

                                    Series C

    We are hereby offering to sell Notes having the terms specified below to you with the assistance of Bear, Stearns & Co. Inc., acting as principal.  The Notes are being  offered  by Bear,  Stearns & Co.  Inc.  from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale.
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
Principal Amount:            $35,000,000                Original Issue Date:   December 23, 1998
Interest Rate:               6.10% per annum            Net Proceeds to Company:  See "Supplemental
Stated Maturity Date:        December 23, 2013            Plan of Distribution" below.
                                                        Agent's Discount or Commission:    See
                                                          "Supplemental Plan of Distribution" below.


Interest Payment Dates: The Company will pay interest on the Notes in U.S. dollars on the twenty-third day of each month, commencing January 23, 1999, up to and including December 23, 2013 (with respect to the final interest accrual period, interest on the Notes will accrue from and including the preceding interest payment date on November 23, 2013 to but excluding December 23, 2013) or the date of earlier redemption.

Redemption:                The Notes may be redeemed by the Company prior to the
                           stated maturity date. (See "Other provisions-Optional
                           Redemption" below).

Optional Repayment:       The  Notes  cannot  be  repaid  at the  option of the
                           holder thereof prior to the stated maturity date.

Specified Currency:        U.S. dollars

Form: The Notes are being issued in fully registered book-entry form.

Other provisions:

Use of Proceeds:

         The net proceeds from the sale of the Notes will be used by the Company to retire commercial paper which was issued by the Company for general corporate purposes and working capital. As of December 17, 1998, the Company's outstanding commercial paper had a weighted average interest rate of 5.075% with maturities ranging from 1 to 89 days.

Optional Redemption:

         The Company may at its option elect to redeem the Notes in whole, but not in part, on December 23, 1999 or on any interest payment date thereafter at 100% of their principal amount plus accrued interest to but excluding the date of redemption. In the event the Company elects to redeem the Notes, notice will be given to registered holders not more than 60 nor less than 10 days prior to the date the Notes are to be redeemed.

Certain Investment Considerations:

         The Company has the option to redeem the Notes on December 23, 1999 and on any interest payment date thereafter. The Company may be expected to redeem the Notes in the event market interest rates at the time that the Company considers redeeming the Notes are lower than the interest rate on the Notes.

Supplemental Plan of Distribution:

         Under the terms of and subject to the conditions of an agreement, dated as of December 17, 1998, between Bear, Stearns & Co. Inc. and the Company, Bear, Stearns & Co. Inc., acting as principal, has agreed to purchase, and the Company has agreed to sell, the Notes at 100% of their principal amount. Bear, Stearns & Co. Inc. will receive no commission in respect of the sale of the Notes. An affiliate of Bear, Stearns & Co. Inc. may receive compensation in connection with a swap agreement to be entered into with the Company.